UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Transitnet, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    January 2, 2020

Physical address of issuer
360 North Pacific Coast Hwy, Suite 2000, El Segundo, CA, 90245

Website of issuer
transitnet.io

Current number of employees
0

Filer EDGAR CIK

0001830411

Filer EDGAR CCC
6wb$xtyk

Filer EDGAR Password
bgwz9dqvuns@

Filer EDGAR PMAC
k9fgw*yg

Submission Contact Person Information

Name
Keith Simpson

Phone Number
(310) 297-9090

Email Address
keith@simpsonlaw.net

Notification Email Address
keith@simpsonlaw.net

Signatories

Name
Keith Simpson

Signature

Title
Keith Simpson

Email
keith@simpsonlaw.net

Date
May 12, 2025